Exhibit 99.5

NEWS RELEASE November 10, 2026

Versamet Royalties Reports Q3 2026 Results

All amounts are in U.S. dollars unless otherwise indicated.

Vancouver, BC: Versamet Royalties Corporation (“Versamet” or the “Company”) (NASDAQ: VMET, TSX: VMET) announces operating and financial results for the quarter ended September 30, 2026.

Q3 2026 Financial Highlights

•	Revenue of $21.1 million, an increase of 160% over Q3 2025.
•	Attributable gold equivalent ounces[1] (“GEOs”) of 4,959, an increase of 84% over Q3 2025.
•	Cash flow from operations before working capital changes[2] of $18.1 million, an increase of 196% over Q3 2025.
•	Net income of $4.1 million, an increase of 23% over Q3 2025.
•	Adjusted EBITDA[3] of $17.9 million, an increase of 212% over Q3 2025.

Dan O’Flaherty, CEO of Versamet, commented: “The third quarter reflected material progress across our portfolio. Our producing assets performed well highlighted by increased gold production at Kiaka (13% over the prior quarter) and record monthly production at Santa Rita as Appian approaches a final investment decision on the underground. We expect our portfolio to have a strong finish to 2026 and we reiterate our guidance for the year.

Our next wave of growth is taking shape as our operating partners advance key projects that will expand our production profile in both the near and long term. Rosh Pinah’s RP 2.0 expansion is in the final phase of construction, Cuiú Cuiú poured first gold ahead of schedule in September, and Blackwater’s Phase 1A expansion remains on track for completion this quarter. Eskay Creek continues to advance toward first ore in 2027, with construction over 80% complete as of the end of October, while Southern Copper has begun early site works at El Pilar. Further strengthening our growth pipeline, new economic studies were completed for PC Silver and Zuun Mod, and SSR Mining’s acquisition of Converse provides a clear path to production for the project.

Versamet was also added to the GDXJ in September, one of the major indices for mining equities, marking another important milestone in the advancement of our capital markets profile.”

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Summary of Financial Results

All amounts in millions, except GEOs.

	Q3 2026	Q3 2025
Attributable GEOs[1]	4,959	2,699
Revenue	$21.1	$8.1
Net income	$4.1	$3.3
Adjusted EBITDA[3]	$17.9	$5.7
Operating cash flow, before working capital changes[2]	$18.1	$6.1

For complete details please refer to the unaudited condensed interim Financial Statements and associated Management’s Discussion and Analysis for the three and nine months ended September 30, 2026 and 2025, available on SEDAR+ (sedarplus.ca), on EDGAR (sec.gov/edgar), and on the Company’s website (versamet.com).

Asset Updates (Producing Assets)

Kiaka (2.7% NSR Royalty)

Kiaka delivered strong operational performance in Q3 2026 with record gold production of 76,030 ounces, a 13% increase over the previous quarter. The increase was driven by a 15% increase in mill throughput, to 2.87 million tonnes at an average head grade of 0.9 g/t and recovery of 93.1%. West African Resources sold 73,492 ounces of gold from Kiaka during the quarter and held 20,861 ounces of unsold gold bullion at the end of the quarter, which Versamet expects to contribute to GEOs in subsequent quarters. Kiaka is expected to produce between 240,000 and 280,000 ounces of gold in 2026.4

Rosh Pinah (90% Silver Stream)

In Q3 2026, the Company recorded 455 GEOs from sales of silver deliveries from Rosh Pinah. The RP2.0 expansion project continues to advance and is now in the final phase of its construction.5

Greenstone (1.26% Gold Stream)

Greenstone produced 60,596 ounces of gold in Q3 2026 with the plant processing 2.2 million tonnes at an average grade of 1.03 g/t. Equinox Gold expects stronger production at Greenstone through the remainder of 2026 and into 2027. Attributable production from Greenstone totaled 1,050 gold ounces in Q3 2026.6

Kolpa (95.8% Copper Stream)

In Q3 2026, the Company recorded 744 GEOs from sales of copper deliveries from Kolpa, its highest quarterly GEOs since acquiring the stream in 2025. Kolpa processed 256,052 tonnes in Q3 2026, up 10% from 233,408 tonnes in Q2 2026. The increase reflects the continued benefit of the plant expansion to 2,500 tonnes per day, commissioned at the end of Q1 2026.7

Santa Rita (2.75% NSR Royalty)

In Q3 2026, the Company recorded 416 GEOs from royalty revenue from Santa Rita. In August 2026, Santa Rita produced a record 12,464 tonnes of nickel concentrate. Metallurgical recovery was also a record, at 86.72%. Both are the highest levels since Appian restarted the mine in 2019.

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Santa Rita continues to advance the transition from open-pit to underground operations, which is expected to extend the mine’s operating life beyond 30 years and produce approximately 30,000 tonnes of nickel equivalent per year. Appian is advancing the Definitive Feasibility Study in parallel with initial underground works, which began in March 2026 and have now excavated over 600 meters of tunnels.8

Cuiú Cuiú (1.5% NSR Royalty)

On September 10, 2026, Cabral Gold announced the first gold pour at Cuiú Cuiú, producing approximately 1,130 ounces during wet circuit commissioning, and a total of 2,400 oz sold during the quarter. Cabral is ramping up mining and ore stacking towards 3,000 tonnes per day, targeting commercial production and announcing an updated mineral resource estimate before year end.9

Asset Updates (Development Assets)

Eskay Creek (3.52% Gold Stream)

Construction at Eskay Creek was over 80% complete as of the end of October, up from 62% at June 30, 2026. Skeena Gold & Silver continues to target first ore in Q2 2027. Skeena also plans an updated technical study in early 2027.10

El Pilar (1% GR Royalty)

On October 20, 2026, Southern Copper reported that early site preparation at El Pilar began in September 2026, and that it has signed basic engineering contracts for the project's access road, railway spur, substations and power lines. Construction is expected to begin in Q1 2027, with production expected to begin in the second half of 2029. Once in production, El Pilar is expected to produce 36,000 tonnes of copper cathode per year over an 18-year mine life.11

Converse (1% NSR Royalty)

On October 13, 2026, SSR Mining agreed to acquire Roxmore Resources, with closing expected in Q4 2026, subject to approval by Roxmore shareholders, court approval and other customary conditions. SSR plans to develop Converse as an extension of its adjacent Marigold Complex, targeting 150,000 to 170,000 ounces of gold per year over a 10+ year mine life from 2033.12

PC Silver (1.2% NSR Royalty)

On September 17, 2026, Honey Badger Silver released an updated Preliminary Economic Assessment (“PEA”) and Mineral Resource Estimate for the PC Silver project. The PEA contemplates a 22-year underground operation mining approximately 2,400 tonnes per day. Average annual payable production over the life of mine is approximately 2.5 million ounces of silver, 117 million pounds of zinc, 95 million pounds of lead and 1.3 million pounds of copper. Honey Badger is targeting completion of a feasibility study in Q2 2027.13

Zuun Mod (1.5% NSR Royalty)

On October 14, 2026, Erdene Resource released a PEA for its Zuun Mod project. The PEA outlines a 34-year molybdenum-copper operation with average annual production of approximately 19.8 million pounds of molybdenum and 27.9 million pounds of copper. Erdene is in discussions regarding offtake, financing and strategic partnerships, and plans to begin drilling in late October 2026.14

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About Versamet Royalties Corporation

Versamet is rapidly growing to become a new mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet’s common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol “VMET”.

For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email: info@versamet.com
Telephone: 778-945-3948

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Diego Airo, P.Eng, Executive Vice President, Project Evaluation for Versamet and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Airo is a Qualified Person as defined in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements relating to: the expected timing of production, development, construction, commissioning, expansion, ramp-up, permitting, site preparation, production and other advancements at the properties in which the Company holds an interest, including, without limitation, Kiaka, Rosh Pinah, Greenstone, Kolpa, Santa Rita, Cuiú Cuiú, Eskay Creek, El Pilar, Converse, PC Silver and Zuun Mod; expectations regarding future deliveries, GEO contributions and production attributable to the Company’s royalties and streams; statements regarding the Company’s growth profile, capital deployment strategy and ability to pursue future acquisition opportunities; and other statements regarding future plans, expectations, exploration potential, guidance, projections, objectives, estimates and forecasts (in general and in connection with respective asset updates), as well as our expectations with respect to such matters. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Versamet to control or predict, that may cause Versamet’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, but not limited to, the risk factors set out under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2026 available for review on the Company’s profile at www.sedarplus.ca, as well as the Company’s Form 20-F filed with the Securities and Exchange Commission on April 30, 2026, available for review on the Company’s profile at www.sec.gov/edgar. Such forward-looking information represents management's best judgment based on information currently available. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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Non-IFRS Financial Measures

The Company has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (a) GEOs and total attributable GEOs, (b) operating cash flows before working capital changes, and (c) EBITDA and adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

Third-Party Information

The Company has limited, if any, information on or access to the properties on which it holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. The Company is dependent on (i) the operators of the mines or properties and their Qualified Persons to provide technical or other information to the Company, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which the Company holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Cautionary Note to United States Investors

Technical information in this news release has been prepared in accordance with Canadian securities laws, which differ from the requirements of the United States Securities and Exchange Commission under subpart 1300 of Regulation S-K (“S-K 1300”). The Company is not required to present disclosure about its mineral properties in compliance with S-K 1300 in this news release. Accordingly, information in this news release concerning mineral properties may not be comparable to similar information made public by United States companies subject to S-K 1300, or to information presented by the Company in its annual report on Form 20-F. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Preliminary economic assessments referred to in this news release are preliminary in nature and include inferred mineral resources, and there is no certainty that they will be realized.

Endnotes

1.	Attributable Gold Equivalent Ounces is calculated by converting the Company’s royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from the Company’s royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the effective date of the contract and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting. Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. The Company presents Total Attributable GEOs as it believes that this is useful information to allow investors to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

In $000s, except gold price and GEOs	Q3 2026	Q3 2025
Revenue	21,115	8,118
Divided by:
Average realized gold price per ounce	4,258	3,451
	4,959	2,354
Santa Rita Adjustment	-	345
Total Attributable GEOs	4,959	2,699

2.	Cash flow from operating activities before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of the Company’s ability to generate cash to cover operating expenses from its cash-flowing royalties.

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In $000s	Q3 2026	Q3 2025
Cash flows provided by operating activities	17,790	4,255
Working capital changes	352	1,881
Cash flows from operations before working capital changes	18,142	6,136

3.	EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales, impairment charges and gains/loss on assets and liabilities which are mark-to-market each reporting period. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine the Company’s ability to generate cash available for working capital requirements, investment expenditures and income taxes.

In $000s	Q3 2026	Q3 2025
Net income	4,079	3,319
Finance and interest expense	7,368	1,313
Income taxes	1,912	1,449
Interest income	(130)	(91)
Depletion and amortization	4,241	1,624
EBITDA	17,470	7,614
Non-cash cost of sales – Greenstone gold interest	3,565	2,897
Change in fair value of Greenstone gold interest	(3,180)	(4,796)
Adjusted EBITDA	17,855	5,715

4.	For more information, please refer to West African’s ASX announcements dated October 8, 2026 and October 28, 2026, available at westafricanresources.com.
5.	Source: Appian’s LinkedIn post dated October 12, 2026.
6.	For more information, please refer to Equinox Gold’s news release dated October 13, 2026.
7.	For more information, please refer to Endeavour’s news release dated October 8, 2026, available at edrsilver.com.
8.	For more information, please refer to Appian’s media release dated October 5, 2026, available at appiancapitaladvisory.com.
9.	For more information, please refer to Cabral Gold’s news releases dated September 10, 2026, September 30, 2026 and October 20, 2026 available at cabralgold.com.
10.	For more information, please refer to Skeena's corporate presentation dated November 2026, available at skeenagoldsilver.com.
11.	For more information, please refer to Southern Copper Corp.’s news release dated October 20, 2026, available at southerncoppercorp.com.
12.	For more information, please refer to SSR Mining’s news release dated October 13, 2026, available at ssrmining.com.
13.	For more information, please refer to Honey Badger Silver’s news release dated September 17, 2026, available at honeybadgersilver.com.
14.	For more information, please refer to Erdene Resource Corp.’s news release dated October 14, 2026, available at erdene.com.

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